Exhibit 99.1

argenx Completes Acquisition of Forte Biosciences, Inc.

Acquisition adds first-in-class anti-CD122 Antibody, FB102, to argenx’s immunology pipeline

August 27, 2026 – 8:50 AM ET

Amsterdam, the Netherlands – argenx (Euronext & Nasdaq: ARGX), a global immunology innovation company today announced the successful completion of the acquisition of Forte Biosciences, Inc. (“Forte”) (Nasdaq: FBRX).

The acquisition expands argenx’s portfolio of differentiated immunology medicines, adding FB102, a first-in-class anti-CD122 antibody with clinical proof-of-concept in vitiligo and celiac disease and potential to address multiple autoimmune diseases. The acquisition reflects argenx’s disciplined approach to identifying and advancing breakthrough science for patients with the potential to redefine standards of care in diseases that have lacked meaningful innovation for decades.

“At argenx, we measure our progress through patient impact, and the Forte acquisition deepens that impact,” said Karen Massey, Chief Executive Officer of argenx. “As we advance toward Vision 2030, our ambition is to build a pipeline that extends our reach for patients across immunology. FB102 does exactly that with a potential first-in-class molecule targeting diseases with few treatment options today. This acquisition marks an important step in our long-term strategy to be the leading immunology innovation company.”

FB102 complements argenx’s existing portfolio of antibody-based programs, including efgartigimod, empasiprubart, adimanebart, and ARGX-121, as well as several additional early-stage molecules, by adding a mechanism focused on pathogenic T-cell and NK-cell activity, broadening the company’s ability to pursue diseases driven by different dimensions of the immune system.

Transaction details

argenx completed the cash tender offer, through a subsidiary, for all the outstanding shares of common stock of Forte at a purchase price of $77.00 per share, without interest and subject to any applicable tax withholding. As of the tender offer expiration at one minute after 11:59 p.m., Eastern Time, on August 26, 2026, 19,894,879 shares of Forte common stock were validly tendered and not validly withdrawn, representing, together with the shares owned by argenx and its affiliates, approximately 87.13% of the total number of Forte’s issued and outstanding shares of common stock as of such date and time. All such shares have been accepted for payment in accordance with the terms of the tender offer, and argenx, on behalf of its subsidiary, will promptly pay for such shares.

Following the completion of the tender offer, argenx completed the acquisition of Forte through a merger of argenx’s wholly owned subsidiary with and into Forte, with Forte being the surviving corporation, in which all shares of Forte common stock issued and outstanding at the effective time of the merger were converted into the right to receive cash equal to the $77.00 offer price per share, without interest and subject to any applicable tax withholding. At the completion of the merger, Forte became a wholly owned subsidiary of argenx and Forte’s common stock will no longer be listed or traded on the Nasdaq Capital Market.

About FB102

FB102 is a proprietary molecule with potentially broad autoimmune and autoimmune-related applications. In June 2025, Forte announced positive data from the FB102 celiac disease study. A Phase 2 celiac disease study has been initiated with data expected in the second half of 2026. Data from a vitiligo trial were reported in July 2026. A Phase 1b alopecia areata trial is ongoing with data expected in the second half of 2026.

About argenx

argenx is a global immunology innovation company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit  www.argenx.com  and follow us on LinkedIn, Instagram, Facebook, and YouTube.

About Forte

Forte Biosciences, Inc. is a clinical-stage biopharmaceutical company that is advancing FB102, which is a proprietary anti-CD122 monoclonal antibody therapeutic candidate with potentially broad autoimmune and autoimmune-related indications.

Contacts

Media:
Ben Petok
bpetok@argenx.com

Investors:
Alexandra Roy
aroy@argenx.com

Forward Looking Statements

The contents of this press release include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements include, without limitation, statements regarding the tender offer, the merger and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of Forte and argenx, including, without limitation, results from clinical trials, regulatory applications and related timelines, the ability of argenx to advance Forte’s product pipeline; and any assumptions underlying any of the foregoing. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to,  the effect of the announcement on argenx’s business; the effect of the announcement on Forte’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; risks related to diverting management’s attention from argenx’s ongoing business operations; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts.

A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in argenx’s SEC filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this press release. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.